SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: 27thApril, 2005, for 1st Quarter, 2005

TELENOR ASA

(Registrant’s Name)

Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☑       Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No: ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

TELENOR ASA FIRST
QUARTER 2005 RESULTS

The revenues was NOK 15,270 million and EBITDA was NOK 5,106 million. Telenor’s net income was NOK 1,710 million. Capex was NOK 3,360 million.

As a consequence of reduced revenues from fixed network activities in Norway, Telenor will reduce the cost base in Fixed by NOK 1.5 billion with full effect from 2007.

Telenor’s net income was NOK 1,710 million. Net income per share was NOK 0.99 in the first quarter of 2005. The first quarter of 2004 included a gain before tax on sale of the shares in Cosmote of NOK 2,6 billion. EBITDA was NOK 5,106 million. Reduced margin was mainly related to Fixed Norway, consolidation of Sonofon, start-up of the operation in Pakistan and strong growth and increased competition in the mobile operations. The number of subscriptions in the consolidated mobile operations increased by 2.4 million in the first quarter of 2005 to 21.4 million subscriptions. The increase in the first quarter of 2004 was 0.8 million subscriptions.

Capital expenditure was NOK 3,360 million. The increase was due to the start-up of operation in Pakistan and strong customer growth in the international mobile operations. In the first quarter of 2005, Telenor purchased 5,620,000 own shares in the market for NOK 329 million. The Ministry of Trade and Industry has obliged itself, at the annual general meeting in May 2005, to vote for a proposal that shares that were bought back are cancelled and that shares from the Ministry of Trade and Industry are proportionately redeemed and cancelled. From the annual general meeting in 2004 until 31 March 2005, Telenor had bought back shares for NOK 1 billion, and the corresponding redemption of shares will amount to NOK 1.2 billion.

OUTLOOK FOR 2005

In general, Telenor maintains its outlook for 2005 as presented in Telenor’s report for the fourth quarter of 2004.

A continued high growth in revenue and EBITDA is expected for the total mobile operations in 2005. In Fixed — Norway, revenue and EBITDA is expected to decrease. The strong growth in the number of ADSL subscriptions is expected to continue. The related expected increased revenue from ADSL, in addition to expected increased revenues from wholesale, is not expected to fully offset decreased revenues from PSTN/ISDN.

Further cost reductions, in particular within Fixed, will be implemented. In Broadcast and other units, we expect EBITDA to improve in 2005 compared to 2004. High capital expenditure is expected for 2005, in which capital expenditure in proportion to revenues is expected to be in line with or slightly exceed 2004 levels. A continuously increasing share of Telenor’s revenues and profits come from operations outside Norway. Currency fluctuations will to an increasing extent influence the reported figures in Norwegian Krone. Political risk, including regulatory conditions, might also influence the profits. Telenor expects that profits, adjusted for special items, overall will grow in 2005 compared to 2004.

PRESENTATIONS CAPITAL MARKETS DAY

The presentations for the Capital Markets Day is now available on:

http://www.telenor.com/ir/presentations/cmd05/

http://www.telenor.no/ir/presentasjon/kmd05/

PRESENTATION
MATERIAL

Attached is the presentation to the press conference.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA

By:
Name: Torstein Moland
(sign.)
Title: CFO

Date: 27th April, 2005

FIRST QUARTER 2005

The first quarter of 2005 showed a growth in revenues for the Telenor Group of 7.2% to NOK 15.3 billion compared to the first quarter of 2004. Profit before taxes and minority interests was NOK 2.8 billion.

Telenor ASA first quarter 2005

•	Strong subscriber growth in international mobile operations.

•	Successful launch in Pakistan.

•	EBITDA margin in Sonofon above 20%.

•	Negative revenue trend in Fixed.

KEY POINTS IN THE QUARTER COMPARED TO THE FIRST QUARTER OF 2004

	1st quarter		Year
(NOK in millions)	2005	2004	2004

Revenues	15,270	14,245	60,701
Revenues – growth (%)	7.2	13.0	14.8
EBITDA before other income and expenses 1)	5,085	5,068	21,367
EBITDA before other income and expenses/Revenues (%)	33.3	35.6	35.2
EBITDA	5,106	5,048	20,957
EBITDA/Revenues (%)	33.4	35.4	34.5
Adjusted operating profit 1)	2,381	2,560	10,730
Adjusted operating profit/Revenues (%)	15.6	18.0	17.7
Operating profit (loss)	2,425	2,537	6,789
Operating profit/Revenues (%)	15.9	17.8	11.2
Associated companies	239	225	986
Profit before taxes and minority interests	2,815	5,033	9,296
Net income	1,710	3,131	5,677
Net income (loss) per share in NOK (basic), excluding treasury shares	0.99	1.77	3.25
Net income (loss) per share in NOK (diluted), excluding treasury shares	0.99	1.77	3.25

Net interest-bearing liabilities	15,933	19,297	19,195

Investments:
– Capex 2)	3,360	1,471	12,745
– Investments in businesses 3)	50	3,749	5,809

1)	For reconciliation of EBITDA before other income and expenses and adjusted operating profit, see the table “Reconciliations” on page 17.

2)	Capex is investments in tangible and intangible assets.

3)	Consists of acquisition of shares and participations, including acquisition of subsidiaries and businesses not organized as separate companies.

•	Telenor’s net income was NOK 1,710 million. Net income per share was NOK 0.99 in the first quarter of 2005. The first quarter of 2004 included a gain before tax on sale of the shares in Cosmote of NOK 2,6 billion.

•	EBITDA was NOK 5,106 million. Reduced margin was mainly related to Fixed Norway, consolidation of Sonofon, start-up of the operation in Pakistan and strong growth and increased competition in the mobile operations.

•	The number of subscriptions in the consolidated mobile operations increased by 2.4 million in the first quarter of 2005 to 21.4 million subscriptions. The increase in the first quarter of 2004 was 0.8 million subscriptions.

•	Capital expenditure was NOK 3,360 million. The increase was due to the start-up of operation in Pakistan and strong customer growth in the international mobile operations.

•	In the first quarter of 2005, Telenor purchased 5,620,000 own shares in the market for NOK 329 million. The Ministry of Trade and Industry has obliged itself, at the annual general meeting in May 2005, to vote for a proposal that shares that were bought back are cancelled and that shares from the Ministry of Trade and Industry are proportionately redeemed and cancelled. From the annual general meeting in 2004 until 31 March 2005, Telenor had bought back shares for NOK 1 billion, and the corresponding redemption of shares will amount to NOK 1.2 billion.

KEY FIGURES OPERATIONS

Revenues

		1st quarter		Year
(NOK in millions)	2005	2004	Growth	2004	Vekst

Telenor Mobil – Norway	2,838	2,804	1.2%	11,730	7.5%
Sonofon – Denmark	1,193	670	78.1%	4,404	nm
Kyivstar – Ukraine	1,163	825	41.0%	4,219	60.2%
Pannon GSM – Hungary	1,415	1,401	1.0%	5,907	10.0%
DiGi.Com – Malaysia	1,034	936	10.5%	3,946	24.2%
GrameenPhone – Bangladesh	640	489	30.9%	2,186	42.3%
Other mobile operations	168	46	265.2%	423	233.1%
Fixed	4,571	4,923	(7.2%)	19,256	(6.1%)
Broadcast	1,390	1,306	6.4%	5,346	11.4%
Other operations	2,467	2,370	4.1%	9,540	(7.2%)
Eliminations	(1,609)	(1,525)	nm	(6,256)	nm
Total revenues	15,270	14,245	7.2%	60,701	14.8%

EBITDA

		1st quarter			Year
(NOK in millions)	2005	Margin 1)	2004	Margin 1)	2004	Margin 1)

Telenor Mobil – Norway	1,001	35.3%	1,002	35.7%	4,305	36.7%
Sonofon – Denmark	253	21.2%	167	24.9%	681	15.5%
Kyivstar – Ukraine	632	54.3%	505	61.2%	2,581	61.2%
Pannon GSM – Hungary	517	36.5%	556	39.7%	2,093	35.4%
DiGi.Com – Malaysia	451	43.6%	426	45.5%	1,732	43.9%
GrameenPhone – Bangladesh	329	51.4%	283	57.9%	1,313	60.1%
Other mobile operations	(88)	nm	(25)	nm	(712)	nm
Fixed	1,408	30.8%	1,632	33.2%	6,338	32.9%
Broadcast	380	27.3%	349	26.7%	1,498	28.0%
Other operations	242	9.8%	181	7.6%	1,114	11.7%
Eliminations	(19)	nm	(28)	nm	14	nm
Total revenues	5,106	33.4%	5,048	35.4%	20,957	34.5%

1)	EBITDA as a percentage of revenues.

Operating profit

		1st quarter			Year
(NOK in millions)	2005	Margin 1)	2004	Margin 1)	2004	Margin 1)

Telenor Mobil – Norway	790	27.8%	763	27.2%	3,228	27.5%
Sonofon – Denmark	(100)	nm	(22)	nm	(3,799)	nm
Kyivstar – Ukraine	401	34.5%	380	46.1%	2,026	48.0%
Pannon GSM – Hungary	201	14.2%	225	16.1%	777	13.2%
DiGi.Com – Malaysia	193	18.7%	197	21.0%	831	21.1%
GrameenPhone – Bangladesh	252	39.4%	249	50.9%	1,095	50.1%
Other mobile operations	(145)	nm	(33)	nm	(903)	nm
Fixed	647	14.2%	678	13.8%	2,725	14.2%
Broadcast	236	17.0%	162	12.4%	750	14.0%
Other operations	(8)	nm	(54)	nm	96	1.0%
Eliminations	(42)	nm	(8)	nm	(37)	nm
Total revenues	2,425	15.9%	2,537	17.8%	6,789	11.2%

1)	Operating profit as a percentage of revenues.

The unaudited interim consolidated financial statements are prepared according to International Financial Reporting Standards (IFRS) according to IAS 34 “Interim Financial Reporting”. Some accounting principles have been changed compared to Telenor’s financial statements for the year and quarters of 2004,which were prepared in accordance with Norwegian Generally Accepted Accounting Principles (N GAAP). The figures for the comparable periods of 2004 have been restated to comply with IFRS. The main changes are discussed and explained in a separate section of this report, see page 19. Accounting figures and key figures for periods prior to 2004 have not been restated to comply with IFRS.

As a result of the growth in individual mobile operations, according to IAS 14 the previous Telenor Mobile segment can no longer be presented as one segment. Consequently, Telenor has changed its reportable segments to show its major consolidated mobile operations as separate segments. Amortization of net excess values related to the consolidated mobile operations are now included in the respective segments. The comparable figures for 2004 are restated to reflect the new segment structure. In addition, the profit and loss for the different segments are affected by increased charges for group services from Telenor ASA from 1 January 2005.

In addition, definitions for certain key figures for the mobile operations have changed from 1 January 2005, please see page 18. The comparable figures for 2003 and 2004 have been revised accordingly.

TELENOR’S OPERATIONS

MOBILE OPERATIONS

TELENOR MOBIL – NORWAY

	1st quarter		Year
(NOK in millions)	2005	2004	2004

Subscription and traffic	1,927	1,846	7,879
Interconnection revenues	407	378	1,613
Mobile revenues company’s subscriptions	2,334	2,224	9,492

Other mobile revenues	362	304	1,513
Total mobile revenues	2,696	2,528	11,005

Non-mobile revenues	142	276	725
Total revenues 1)	2,838	2,804	11,730

1) Of which internal revenues	278	311	1,226

EBITDA	1,001	1,002	4,305
Depreciation and amortization 1)	213	239	1,062
Write-downs	(2)	—	15
Operating profit	790	763	3,228

1) Of which amortization of Telenor’s net excess values by	1	—	1

EBITDA/Total revenues (%)	35.3	35.7	36.7
Operating profit/Total revenues (%)	27.8	27.2	27.5
Capex	194	214	973
ARPU – monthly (NOK)	297	315	323
No. of subscriptions (in thousands)	2,635	2,378	2,645

•	Compared to the end of 2004, the number of GSM subscriptions increased by 12,000. Due to the NMT network being closed down 31 December, 2004, 22,000 NMT subscriptions were terminated.

•	Telenor Mobil’s estimated market share at the end of the first quarter of 2005 was 56% and in line with the end of 2004.

•	ARPU decreased compared to the first quarter of 2004, primarily due to reduced prices on voice services and SMS, and four fewer working days due to Easter in the first quarter of 2005.

•	Compared to the first quarter of 2004 the revenues from subscriptions and traffic were positively affected by a higher number of contract subscriptions, growth in tariff plans with higher subscription fees and increased roaming revenues. This was partially offset by reduced prices on voice and SMS, discounts related to activities to increase loyalty and free airtime in prepaid campaigns.

•	Interconnection revenues increased compared to the first quarter of 2004 due to the increased number of subscriptions.

•	Other mobile revenues increased due to increased revenues from service providers and increased revenues from the MVNO agreement with Tele2.

•	Non-mobile revenues decreased compared to the first quarter of 2004, primarily due to reduced sales of customer equipment.

•	The decrease in EBITDA margin compared to the first quarter of 2004 was primarily due to increased costs associated with sales and marketing activities and increased charges for group services.

•	The decrease in depreciation and amortization were due to the increased useful life for some assets.

•	Compared to the first quarter of 2004, capital expenditure decreased due to lower investments in the GSM network.

SONOFON – DENMARK

	1st quarter		Year
(NOK in millions)	2005	2004	2004

Subscription and traffic	500	274	1,813
Interconnection revenues	307	140	986
Mobile revenues company’s subscriptions	807	414	2,799

Other mobile revenues	172	97	571
Total mobile revenues	979	511	3,370

Non-mobile revenues	214	159	1,034
Total revenues 1)	1,193	670	4,404

1) Of which internal revenues	20	4	53

EBITDA	253	167	681
Depreciation and amortization 1)	353	189	1,190
Write-downs 2)	—	—	3,290
Operating profit	(100)	(22)	(3,799)

1) Of which amortization of Telenor’s net excess values by	157	75	551
2) Of which write-downs of Telenor’s net excess values by	—	—	3,075

EBITDA/Total revenues (%)	21.2	24.9	15.5
Capex	28	66	388
Investments in businesses	—	3,641	3,786
ARPU – monthly (NOK)	217	250	227
No. of subscriptions (in thousands)	1,232	987	1,275

The Norwegian Krone appreciated against the Danish Krone by approximately 4% in the first quarter of 2005 compared to the first quarter of 2004. The preceding table includes figures for the first quarter of 2004 from the time of consolidation (12 February 2004). The comments below are based on figures for the period 1 January to 31 March.

•	As a result of low gross sales due to reduced subsidies on handsets combined with high churn in the prepaid segment, the number of subscriptions decreased by 43,000 during the first quarter of 2005.

•	Sonofon’s estimated market share decreased from 27% at the end of 2004 to 26% at the end of the first quarter of 2005.

•	Measured in local currency, ARPU decreased by 10%, primarily due to price reductions during 2004 as a result of the strong competition in the Danish mobile market.

•	Compared to the first quarter of 2004, revenues measured in local currency increased by approximately 3%, primarily due to the increased number of subscriptions during 2004. The acquisition of CBB contributed to a decrease in “Other mobile revenues” and an increase in “Mobile revenues company’s subscriptions”.

•	The decrease in EBITDA margin was primarily due to price reductions and charges for group services. The first quarter of 2004 was positively affected by capitalized costs that were expensed in the fourth quarter of 2004.

•	Capital expenditure decreased in the first quarter of 2005 compared to the first quarter of 2004, primarily due to a lower activity level related to coverage extension.

KYIVSTAR – UKRAINE

	1st quarter		Year
(NOK in millions)	2005	2004	2004

Subscription and traffic	807	610	2,961
Interconnection revenues	313	186	1,068
Mobile revenues company’s subscriptions	1,120	796	4,029

Other mobile revenues	23	16	122
Total mobile revenues	1,143	812	4,151

Non-mobile revenues	20	13	68
Total revenues 1)	1,163	825	4,219

1) Of which internal revenues	1	—	2

EBITDA	632	505	2,581
Depreciation and amortization 1)	231	125	555
Operating profit	401	380	2,026

1) Of which amortization of Telenor’s net excess values by	22	24	93

EBITDA/Total revenues (%)	54.3	61.2	61.2
Operating profit/Total revenues (%)	34.5	46.1	48.0
Capex	735	331	2,608
Investments in businesses	—	—	35
ARPU – monthly (NOK)	53	84	85
No. of subscriptions (100% in thousands)	7,662	3,221	6,252

Telenor’s ownership interest at the end of the first quarter of 2005 was 56.5%. The Norwegian Krone appreciated against the Ukrainian Hryvnia by approximately 9% in the first quarter of 2005 compared to the first quarter of 2004.

•	The strong subscription growth continued in the first quarter of 2005 with an increase of 1.4 million subscriptions, an increase of in total 4.4 million compared to the first quarter of 2004.

•	Kyivstar’s estimated market share increased by 2.5 percentage points from the previous quarter and was 48% at the end of the first quarter of 2005.

•	Compared to the first quarter of 2004, ARPU measured in local currency decreased by 31% due to strong customer growth and price reductions.

•	Measured in local currency, revenues increased by 56% , compared to the first quarter of 2004, primarily due to the increased number of subscriptions, partially offset by price reductions. Increased interconnection revenues reflect the strong increase in the customer base.

•	The decrease in EBITDA margin compared to the first quarter of 2004 was primarily due to lower prices and a significant increase in costs associated with sales and marketing activities as a result of increased competition. EBITDA measured in local currency increased by 38% compared to the first quarter of 2004.

•	Depreciation and amortization increased as a result of increased capital expenditure in the intervening quarters.

•	Increased capital expenditure compared to the first quarter of 2004 was due to network investments required by the large increase in the customer base and to improve coverage.

PANNON GSM – HUNGARY

	1st quarter		Year
(NOK in millions)	2005	2004	2004

Subscription and traffic	880	872	3,669
Interconnection revenues	430	423	1,731
Mobile revenues company’s subscriptions	1,310	1,295	5,400

Other mobile revenues	28	25	142
Total mobile revenues	1,338	1,320	5,542

Non-mobile revenues	77	81	365
Total revenues 1)	1,415	1,401	5,907

1) Of which internal revenues	2	1	6

EBITDA	517	556	2,093
Depreciation and amortization 1)	316	331	1,295
Write-downs	—	—	21
Operating profit	201	225	777

1) Of which amortization of Telenor’s net excess values by	90	89	358

EBITDA/Total revenues (%)	36.5	39.7	35.4
Operating profit/Total revenues (%)	14.2	16.1	13.2
Capex	109	104	1,166
ARPU – monthly (NOK)	157	165	173
No. of subscriptions (in thousands)	2,792	2,596	2,770

The Norwegian Krone depreciated against the Hungarian Forint by approximately 1% in the first quarter of 2005 compared to the first quarter of 2004.

•	The number of contract subscriptions increased by 58,000 during the quarter, while total subscriptions increased by 22,000. Compared to the first quarter of 2004, the number of contract subscriptions increased by 218,000.

•	Pannon GSM’s estimated market share at the end of the first quarter of 2005 was 34% and in line with the previous quarter.

•	ARPU measured in local currency decreased by 6% compared to the first quarter of 2004, primarily due to price reductions. This was partially offset by increased traffic per subscription and a higher share of contract subscriptions.

•	Revenues measured in local currency were in line with the first quarter of 2004. Increased usage and an increased number of subscriptions offset price reductions.

•	The decrease in EBITDA margin compared to the first quarter of 2004 was primarily due to increased interconnection charges as a result of increased traffic to other mobile networks and increased dealer commissions, partially offset by decreased subsidies on handsets. EBITDA measured in local currency decreased by 6%.

•	Depreciation and amortization decreased due to certain fixed assets being fully depreciated. The amortization of the UMTS license is expected to start during 2005.

•	The regulatory authorities in Hungary have announced that all mobile operators may expect a further reduction of interconnection charges from June 2005.

DIGI.COM – MALAYSIA

	1st quarter		Year
(NOK in millions)	2005	2004	2004

Subscription and traffic	792	642	2,794
Interconnection revenues	137	147	571
Mobile revenues company’s subscriptions	929	789	3,365

Other mobile revenues	14	17	65
Total mobile revenues	943	806	3,430

Non-mobile revenues	91	130	516
Total revenues 1)	1,034	936	3,946

1) Of which internal revenues	1	1	3

EBITDA	451	426	1,732
Depreciation and amortization 1)	257	229	901
Write-downs	1	—	—
Operating profit	193	197	831

1) Of which amortization of Telenor’s net excess values by	17	19	72

EBITDA/Total revenues (%)	43.6	45.5	43.9
Operating profit/Total revenues (%)	18.7	21.0	21.1
Capex	108	103	920
ARPU – monthly (NOK)	92	113	107
No. of subscriptions (100% in thousands)	3,461	2,413	3,239

Telenor’s ownership interest in DiGi.Com was 61.0% at the end of the first quarter of 2005. The Norwegian Krone appreciated against the Malayan Ringgit by approximately 10% in the first quarter of 2005 compared to the first quarter of 2004.

•	The number of subscriptions increased by 222,000 during the first quarter of 2005 and by more than one million compared to the end of the first quarter of 2004.

•	DiGi’s market share of 22% was in line with the previous quarter.

•	ARPU measured in local currency decreased by approximately 10% compared to the first quarter of 2004, primarily as a result of reduced prices.

•	Total revenues measured in local currency increased by 23% compared to the first quarter of 2004. ‘Mobile revenues company’s subscriptions’ have increased by 32% in local currency due to the increased subscription base.

•	Non-mobile revenues measured in local currency decreased by 23% mainly due to decreased international transit traffic.

•	The EBITDA margin decreased primarily due to increased costs related to sales and marketing activities and network costs. Measured in local currency, EBITDA increased by 17% compared to the first quarter of 2004.

•	Depreciation and amortization increased, when measured in local currency, as a result of high capital expenditure in the intervening quarters. Operating profit increased by 14% measured in local currency.

•	Capital expenditure was related to investments in network to increase coverage and serve a larger customer base, as well as upgrading the network to EDGE functionality.

GRAMEENPHONE – BANGLADESH

	1st quarter		Year
(NOK in millions)	2005	2004	2004

Subscription and traffic	598	470	2,064
Interconnection revenues	34	9	90
Mobile revenues company’s subscriptions	632	479	2,154

Other mobile revenues	5	7	24
Total mobile revenues	637	486	2,178

Non-mobile revenues	3	3	8
Total revenues 1)	640	489	2,186

1) Of which internal revenues	—	—	—

EBITDA	329	283	1,313
Depreciation and amortization 1)	77	34	215
Write-downs	—	—	3
Operating profit	252	249	1,095

EBITDA/Total revenues (%)	51.4	57.9	60.1
Operating profit/Total revenues (%)	39.4	50.9	50.1
Capex	496	160	1,318
Investments in businesses	—	—	298
ARPU – monthly (NOK)	81	120	104
No. of subscriptions (100% in thousands)	2,928	1,520	2,388

Telenor’s ownership interest was 62.0% at the end of the first quarter of 2005. The Norwegian Krone appreciated against the Bangladeshi Takka by approximately 14% in the first quarter of 2005 compared to the first quarter of 2004.

•	The strong subscription growth in 2004 continued with an increase of 540,000 subscriptions during the first quarter of 2005. Compared to the first quarter of 2004, the number of subscriptions almost doubled with an increase of 1.4 million. In April 2005, GrameenPhone passed a level of 3 million subscriptions.

•	GrameenPhone’s estimated market share at the end of the first quarter of 2005 was 61% compared to 62% at the end of 2004.

•	Compared to the first quarter of 2004, revenues increased by 53% measured in local currency due to the increased number of subscriptions. Interconnection revenues increased due to interconnection agreements with other mobile operators that were entered into in March 2004.

•	ARPU decreased by 22% measured in local currency compared to the first quarter of 2004 due to price reductions.

•	The decrease in EBITDA margin was primarily due to increased commissions as a result of increased competition and increased network-related maintenance costs due to the expansion of the network. Measured in local currency, EBITDA increased by 36% compared to the first quarter of 2004, primarily due to increased revenues.

•	Depreciation and amortization increased as a result of increased capital expenditure in the intervening quarters.

•	Increased capital expenditure in the mobile network was due to the strong customer growth and increased coverage.

OTHER MOBILE OPERATIONS

	1st quarter		Year
(NOK in millions)	2005	2004	2004

Revenues
Telenor Pakistan	1	—	—
ProMonte GSM – Montenegro	104	—	200
Telenor Mobile Sweden	63	46	223
Total revenues 1)	168	46	423

1) Of which internal revenues	28	14	88

EBITDA
Telenor Pakistan	(133)	—	(78)
ProMonte GSM – Montenegro	55	—	91
Telenor Mobile Sweden	(10)	(25)	(725)
Total EBITDA	(88)	(25)	(712)

Depreciation and amortization 1)	57	8	116
Write-downs	—	—	75
Operating loss	(145)	(33)	(903)

Of which:
Telenor Pakistan	(147)	—	(78)
ProMonte GSM – Montenegro	12	—	24
Telenor Mobile Sweden	(10)	(33)	(849)
1) Of which amortization of Telenor’s net excess values by	20	—	32

Investments:
Capex	1,144	4	2,026
Investments in businesses	—	—	541

No. of subscriptions (in thousands)
Telenor Pakistan	344	—	—
ProMonte GSM	279	—	279
Telenor Mobile Sweden	107	84	105

Other mobile operations include the companies Telenor Mobile Sweden, ProMonte GSM and Telenor Pakistan. The operation in Pakistan was established in the second quarter of 2004. ProMonte was an associated company up until 12 August 2004, when Telenor purchased the remaining shares. Management and administration of Telenor’s international mobile operations, which were previously reported as a part of “Other Mobile”, are now reported as a part of Corporate functions and group activities. The comparable figures for 2004 have been changed. The Norwegian Krone appreciated by an average of approximately 3% against the Swedish Krone in the first quarter of 2005 compared to the first quarter of 2004. The Norwegian Krone appreciated by approximately 1% against the Pakistani Rupi and was stable against the Euro, the functional currency of ProMonte GSM, in the first quarter of 2005 compared to the fourth quarter of 2004.

Telenor Pakistan

•	Telenor Pakistan launched its mobile services on 15 March 2005. At the end of the first quarter of 2005, the company had an estimated market share of 4% and a customer base of 344,000 subscriptions.

•	Capital expenditure in the first quarter of 2005 was NOK 1,132 million.

ProMonte GSM

•	The number of subscriptions at the end of the first quarter of 2005 was in line with the year end 2004.

•	ProMonte GSM’s estimated market share at the end of the first quarter of 2005 was 57% and was unchanged from the previous quarter.

Telenor Mobile Sweden

•	Revenues in the mobile operation in Sweden increased compared to the first quarter of 2004 as a result of a 27% increase in the number of subscriptions.

•	Losses in Sweden were reduced as a consequence of increased revenues and reduced costs for sales and marketing activities. Depreciations for Telenor Mobile Sweden also decreased as a consequence of the write-downs undertaken in the fourth quarter of 2004.

FIXED

	1st quarter		Year
(NOK in millions)	2005	2004	2004

Revenues
Norway	4,163	4,483	17,545
Sweden	392	426	1,654
Other countries	44	43	175
Eliminations	(28)	(29)	(118)
Total revenues 1)	4,571	4,923	19,256

1) Of which internal revenues	461	432	1,823

EBITDA	1,408	1,632	6,338
Depreciation and amortization 1)	783	954	3,573
Write-downs 2)	(22)	—	40
Operating profit	647	678	2,725

1) Of which amortization of Telenor’s net excess values by	1	—	7
2) Of which write-downs of Telenor’s net excess values by	(31)	—	(22)

EBITDA/Total revenues (%)	30.8	33.2	32.9
Operating profit/Total revenues (%)	14.2	13.8	14.2
Capex	381	378	1,791
Investments in businesses	43	86	105

•	Compared to the first quarter of 2004, operating profit was influenced by Telenor’s sale of parts of Fixed’s Operations Services division to EDB Business Partner effective 1 May 2004 in order to improve operating efficiency. The operation sold provided services related to the operation of IT services in Telenor and to external customers.

•	Adjusted for the sale of Operations Services to EDB Business Partner revenues decreased by 4.8% and the EBITDA margin decreased by 2.9 percentage points compared to the first quarter of 2004. Correspondingly, the adjusted operating profit margin was 1.7 percentage points lower.

FIXED – NORWAY

	1st quarter		Year
(NOK in millions)	2005	2004	2004

Revenues
Telephony (PSTN/ISDN)	1,871	2,183	8,268
ADSL/Internett	461	426	1,753
Data services	232	247	1,022
Other revenues	342	456	1,656
Total retail revenues	2,906	3,312	12,699
Wholesale revenues	1,257	1,171	4,846
Total revenues 1)	4,163	4,483	17,545

1) Of which internal revenues	463	438	1,842

EBITDA	1,438	1,631	6,330
Depreciation and amortization 1)	705	880	3,251
Write-downs 2)	(22)	—	2
Operating profit	755	751	3,077

1) Of which amortization of Telenor’s net excess values by	—	—	2
2) Of which write-downs of Telenor’s net excess values by	(31)	—	2

EBITDA/Total revenues (%)	34.5	36.4	36.1
Operating profit/Total revenues (%)	18.1	16.8	17.5
Capex	337	355	1,473
Investments in businesses	43	—	2
No. of PSTN subscriptions (in thousands)	1,165	1,248	1,182
No. of ISDN subscriptions (lines in thousands)	1,394	1,600	1,449
No. of ADSL subscriptions (in thousands)	385	208	326

•	The number of ADSL residential and business subscriptions increased by 59,000 in the first quarter of 2005 to 385,000, an increase of 177,000 from the end of the first quarter of 2004. Telenor’s estimated market share for ADSL was 60% at the end of the first quarter of 2005. The figures for the first quarter of 2005 include 19,000 subscriptions from the acquisition of Tiscali AS.

•	The number of lines for PSTN/ISDN subscriptions decreased by 72,000 during the first quarter of 2005 to 2,559,000, a reduction of 289,000 from the first quarter of 2004.

•	Telenor’s estimated market share calculated in traffic minutes was 67% at the end of the first quarter of 2005, which was at the same level as at the end of the fourth quarter 2004. From 1 January 2005 the market share is calculated based on an estimate of fixed network generated traffic in Norway, while previously the market shares were calculated based on generated fixed network traffic in Telenor’s network. The comparable figures for 2004 have been restated accordingly.

•	Adjusted for the sale of Operations Services to EDB Business Partner, revenues decreased by 4.5% compared to the first quarter of 2004. The decrease in telephony and data revenues was only partially offset by the growth in ADSL/Internet revenue, wholesale revenues and other revenues. Adjusted for the sale of Operations Services to EDB Business Partner, the EBITDA margin was 2.6 percentage points lower compared to the first quarter of 2004 and the operating profit margin correspondingly decreased by 0.9 percentage points.

•	Revenues from Telephony (PSTN/ISDN) decreased compared to the first quarter of 2004 as a consequence of the lower number of PSTN/ISDN subscriptions and reduced traffic volumes. The number of subscriptions decreased as a consequence of a transition to wholesale and to other fixed network operators, as well as a reduction in the total market for fixed network subscriptions. Lower traffic volumes were due to the reduced number of subscriptions and traffic minutes per subscription primarily as a consequence of migration of generated traffic to mobile telephony.

•	Revenues from ADSL/Internet in the first quarter of 2005 increased compared to the first quarter of 2004. This was due to increased revenues from subscription and connection due to the growth in the number of ADSL subscriptions that was partially offset by lower revenues from Internet traffic and Internet subscriptions.

•	Lower revenues from data services was a consequence of increased price pressure and a shift in the product portfolio towards low price products.

•	Other end user revenues decreased compared to the first quarter of 2004, mainly as a consequence of the sale of Operations Services to EDB Business Partner.

•	Increased wholesale revenues compared to the first quarter of 2004 were due to increased wholesale of subscriptions for telephony and ADSL, as well as sales of operator access and leased lines.

•	EBITDA was lower compared to the first quarter of 2004. This was mainly due to lower revenues without a corresponding reduction in operating costs and an increased charge for group services. The sale of Operating Services to EDB Business Partner as well as other increased operating costs also contributed to the reduction.

•	Lower depreciation compared to the first quarter of 2004 was primarily due to lower capital expenditure in recent years and the sale of Operating Services to EDB Business Partner.

•	Negative goodwill related to the consolidation of Tiscali AS in March 2005 was taken to income with NOK 31 million, included in the line item write-downs.

•	Investments in businesses in the first quarter of 2005 were related to the purchase of Tiscali AS.

FIXED – SWEDEN

	1st quarter		Year
(NOK in millions)	2005	2004	2004

External revenues	367	403	1,557
Internal revenues	25	23	97
Total revenues	392	426	1,654

EBITDA	(29)	(3)	9
Depreciation and amortization 1)	64	61	262
Write-downs 2)	—	—	36
Operating profit	(93)	(64)	(289)

1) Of which amortization of Telenor’s net excess values by	1	—	5
2) Of which write-downs of Telenor’s net excess values by	—	—	(24)

Capex	40	15	279
Investments in businesses	—	78	93

•	Revenues decreased compared to the first quarter of 2004, mainly due to the discontinuance of volume agreements for international interconnections and reduced revenues from data services as a consequence of increased price pressure and a shift in the product portfolio towards low price products.

•	Lower EBITDA compared to the first quarter of 2004 was related to the lower revenues from data services as well as increased operating costs as a consequence of the roll out of ADSL.

•	Increased capital expenditure compared to the first quarter of 2004 was primarily due to the expansion of Telenor’s DSL network to increase capacity for the wholesale market.

FIXED OTHER COUNTRIES

Fixed – Other Countries comprises activities in the Czech Republic and Slovakia. EBITDA in the first quarter of 2005 was NOK 2 million compared to NOK 4 million in the first quarter of 2004.

BROADCAST

	1st quarter		Year
(NOK in millions)	2005	2004	2004

Revenues
Distribution	1,139	1,061	4,309
Transmission	297	303	1,211
Other	84	104	461
Eliminations	(130)	(162)	(635)
Total revenues 1)	1,390	1,306	5,346

1) Of which internal	28	35	135

EBITDA
Distribution	213	192	749
Transmission	174	153	688
Other/Eliminations	(7)	4	61
Total EBITDA	380	349	1,498

Depreciation and amortization 1)	144	187	704
Write-downs 1)	—	—	44
Operating profit	236	162	750

Of which:
– Distribution	143	74	302
– Transmission	106	87	409
– Other/Eliminations	(13)	1	39

1) Of which amortization of Telenor’s net excess values by	14	14	63
2) Of which write-downs of Telenor’s net excess values by	—	—	25

EBITDA/Total revenues (%)	27.3	26.7	28.0
Operating profit/Total revenues (%)	17.0	12.4	14.0
Capex	47	23	880
Investments in businesses	—	—	—
No. of DTH subscribers (in thousands)	851	778	824
No. of Cable TV subscribers (in thousands)	616	605	624
No. of households in small antenna networks (in thousands)	1,197	1,132	1,212
No. of Cable TV Internet access (in thousands)	48	34	44

•	Increased revenues compared to the first quarter of 2004 were mainly due to growth in the number of subscriptions.

•	The increase in the EBITDA margin compared to the first quarter of 2004 was primarily due to revenue growth and lower costs for leasing of satellite capacity as previously leased capacity was replaced with owned capacity.

•	In the first quarter of 2005, Telenor sold shares in Intelsat and recorded a gain of NOK 386 million under financial items.

BROADCAST – DISTRIBUTION

•	The number of subscribers with satellite dishes at the end of the first quarter of 2005 increased by 73,000 compared to the end of the first quarter of 2004. The number of subscribers with cable TV increased by 11,000 from the end of the first quarter of 2004 to the end of the first quarter of 2005. Cable TV subscribers decreased from the fourth quarter of 2004, mainly due to increased competition in Sweden.

•	Increased revenues compared to the first quarter 2004 were mainly related to growth in the number of subscribers.

•	Increased EBITDA was primarily a consequence of increased revenues and lower charges for group costs. This was partially offset by increased customer acquisition costs including costs for decoders and marketing campaigns.

•	Compared to the first quarter of 2004, depreciation decreased as a result of certain fully depreciated fixed assets within Satellite dishes and because the decoders were no longer capitalized and leased out, but were sold to the customers.

•	Increased capital expenditure was due to increased investments in the cable TV network in Norway compared to the first quarter of 2004.

BROADCAST – TRANSMISSION

•	Reduced external revenues in Transmission compared to the first quarter of 2004 were due to lower revenues from satellite as a consequence of the transition from analogue to digital distribution.

•	Investments in a satellite in August 2004 resulted in lower costs for leasing satellite capacity and was the main reason for the increased EBITDA and EBITDA margin compared to the first quarter of 2004.

•	Increased depreciation as a consequence of investing in satellite capacity in August 2004 was partially offset by lower depreciation as a consequence of the revision and extention of the depreciation period on certain fixed assets in Norkring as of 1 January 2005.

BROADCAST – OTHER

•	Reduced revenues compared to the first quarter of 2004 were related to lower invoices for group services. This was partially offset by increased revenues from sales of smart cards and services for access control for Pay TV in Conax.

OTHER UNITS

	1st quarter		Year
(NOK in millions)	2005	2004	2004

Revenues
EDB Business Partner	1,231	1,047	4,287
Satellite Services	589	601	2,385
Venture	116	217	901
Corporate functions and group activities	582	529	2,154
Other	18	70	174
Eliminations	(69)	(94)	(361)
Total revenues 1)	2,467	2,370	9,540

1) Of which internal	788	734	2,929

EBITDA
EDB Business Partner	177	138	978
Satellite Services	68	125	409
Venture	6	(3)	130
Corporate functions and group activities	(6)	(95)	(417)
Other/eliminations	(3)	16	14
Total EBITDA	242	181	1,114

Depreciation and amortization 1)	250	232	975
Write-downs 2)	—	3	43
Operating profit	(8)	(54)	96

Of which
– EDB Business Partner	81	89	736
– Satellite Services	4	55	133
– Venture	2	(14)	97
– Corporate functions and group activities	(92)	(181)	(809)
– Other/eliminations	(3)	(3)	(61)

1) Of which amortization of Telenor’s net excess values by	2	2	8
2) Of which write-downs of Telenor’s net excess values by	—	2	3

Investments:
Capex	125	88	697
Investments in businesses	7	22	1,329

EDB BUSINESS PARTNER

Adjusted for disposals of operations, there was a growth in revenues of 30% compared to the first quarter of 2004. In particular IT Operations had an increase of 35%, Solutions had a growth of 13% and Telecom a growth of 22%. Within IT Operations the growth was primarily related to the strategic contracts which were entered into in 2004 that comprised the purchase of parts of Telenor’s IT Operating Services, as well as acquisitions from IBM and Capgemini.

EBITDA increased by 30% compared to the first quarter of 2004. Within all areas EBITDA, adjusted for disposals, increased compared to the first quarter of 2004.

Depreciation increased compared to the first quarter of 2004 as a result of investments in 2004.

SATELLITE SERVICES

Lower revenues in Satellite Services compared to the first quarter of 2004 was primarily a consequence of a strengthened Norwegian Krone against the US Dollar, which was partially offset by the effect of acquisitions. Lower operating profit compared to the first quarter of 2004 was due to lower margins as well as the expensed settlement connected with a dispute concerning product rights.

VENTURE

Lower revenues and a positive operating profit in the first quarter of 2005 compared to a loss in the first quarter of 2004 was primarily a result of subsidiaries that were sold during 2004. Compared to the first quarter of 2004, there was a positive trend in profits and market share in Directory Enquiries – Opplysningen AS (previously Teleservice AS).

CORPORATE FUNCTIONS AND GROUP ACTIVITIES

The figures were influenced by the management and administration of Telenor’s international mobile operations which previously were reported as part of the former business area Mobile, but which now are reported as part of Corporate functions and group activities. The comparable figures for 2004 have been restated. In addition, from 1 January 2005 the method for charging group services from Telenor ASA has changed. In total, this increased revenues by NOK 59 million in the first quarter of 2005. All costs not defined as owner costs or costs related to Telenor ASA’s own operations are now charged to the legal units in the Group which receive the benefits. The comparable figures for 2004 regarding the method for charging group services have not been restated, with the result that Corporate functions and group activities reported reduced losses in 2005 compared to 2004.

Revenues in Corporate functions and group activities are mainly intercompany within the group. Increased revenues and EBITDA in the first quarter of 2005 compared to the first quarter of 2004 was due to the increased charges for group services as mentioned above. In addition, EBITDA was positively influenced by increased gains from sales of property and lower activity in the central group projects.

On 1 April 2005, properties for NOK 560 million were sold to Telenor Pensjonskasse.

INVESTMENTS

Increased capital expenditure compared to the first quarter of 2004 was primarily due to EDB Business Partner’s increased activity related to IT Operation.

OTHER PROFIT AND LOSS ITEMS FOR THE GROUP

Depreciation, amortization and write-downs

	1st quarter		Year
(NOK in millions)	2005	2004	2004

Depreciation of tangible assets 1)	1,949	1,910	7,737
Amortization of other intangible assets 2)	755	598	2,900
Total depreciation and amortization	2,704	2,508	10,637

Write-downs of tangible and other intangible assets	8	1	282
Write-downs of goodwill	(31)	2	3,129
Write-downs of other intangible assets	—	—	120
Total write-downs	(23)	3	3,531
Total depreciation, amortization and write-downs	2,681	2,511	14,168

1) Specification of depreciation of tangible assets
Telenor Mobil – Norway	157	166	781
Sonofon – Denmark	111	70	340
Kyivstar – Ukraine	163	68	301
Pannon GSM – Hungary	156	178	689
DiGi.Com – Malaysia	224	196	779
GrameenPhone – Bangladesh	71	32	205
Other mobile operations	23	—	32
Fixed	705	846	3,173
Broadcast	127	166	605
Other activities	210	208	838
Eliminations	2	(20)	(6)
Total	1,949	1,910	7,737

	1st quarter		Year
(NOK in millions)	2005	2004	2004

2) Specification of amortization of other intangible assets
Telenor Mobil – Norway	56	74	282
Sonofon – Denmark	242	119	850
Kyivstar – Ukraine	67	58	255
Pannon GSM – Hungary	160	153	605
DiGi.Com – Malaysia	33	33	123
GrameenPhone – Bangladesh	6	2	11
Other mobile operations	34	7	83
Fixed	78	107	399
Broadcast	16	21	99
Other activities	42	24	136
Eliminations	21	—	57
Total	755	598	2,900

From 1 January 2005, Telenor adjusted the estimated useful lives for some tangible and intangible assets. This had no material effect on total depreciation and amortization expenses for the Group for the first quarter of 2005. Generally, depreciation and amortization expenses are affected by the level of capital expenditure in previous periods. Sonofon and ProMonte were consolidated from 12 February and 12 August 2004, respectively, which affected depreciation and amortization expenses compared to the first quarter of 2005. Telenor Pakistan opened its mobile network for commercial services as of 15 March 2005, and at the same time started to amortize and depreciate its licence for mobile telephony and its mobile network.

Negative goodwill related to the consolidation of Tiscali AS in March 2005 was taken to income with NOK 31 million included in the line item Write-downs of goodwill.

Associated companies

	1st quarter		Year
(NOK in millions)	2005	2004	2004

Telenors share of 1)
Net income after taxes	255	274	1055
Amortization of Telenor’s net excess values	(16)	(49)	(101)
Gains on disposal of ownership interests	—	—	32
Net result from associated companies	239	225	986

1)	The figures are partially based on management’s estimates in connection with the preparation of the consolidated financial statements. The consolidated profit and loss statement contains only the line “Net result from associated companies”. The table includes Telenor’s share of net income in Sonofon until 12 February 2004 and ProMonte GSM until 12 August 2004. Thereafter these companies are consolidated as subsidiaries.

•	Telenor’s ownership interest in VimpelCom in Russia was 29.9% at the end of the first quarter of 2005. The value of Telenor’s share of the company based on the quoted share price as at 31 March 2005 was NOK 13.4 billion. The number of subscriptions at the end of the first quarter of 2005 was approximately 31 million according to telecom analysts.

•	On 18 April 2005, the Russian Supreme Court issued an order to stay a lower court’s earlier decision that, if upheld, would have suspended the super-majority voting provisions in VimpelCom’s charter applicable to decisions on certain key business or strategic matters, including acquisitions, by VimpelCom’s board of directors. The order also provides that the Supreme Court will now take jurisdiction over the case.

•	Telenor’s direct and indirect ownership interest in DTAC in Thailand was 40.3% at the end of the first quarter of 2005. The value of Telenor’s share of the company based on quoted share price as at 31 March 2005 was NOK 3.2 billion. The number of subscriptions in DTAC at the end of February 2005 was approximately 8.0 million.

Financial items

	1st quarter		Year
(NOK in millions)	2005	2004	2004

Financial income	103	105	496
Financial expenses	(344)	(416)	(1,561)
Net foreign currency gain (loss)	(25)	(31)	(87)
Net gains (losses) and write-downs	417	2,613	2,673
Net financial items	151	2,271	1,521

Gross interest expenses on interest-bearing liabilities	(354)	(405)	(1,582)
Net interest expenses on interest-bearing assets and liabilities	(291)	(312)	(1,199)

•	Financial income for the first quarter of 2005 consisted primarily of interest income of NOK 62 million and changes in fair value of financial instruments according to IFRS of NOK 26 million. Interest income decreased compared to the first quarter of 2004 due to a decline in interest rates in the market and a lower level of liquid assets.

•	The decrease in average interest-bearing liabilities and average interest rates contributed to the decrease in interest expenses compared to the first quarter of 2004. Capitalized interest increased due to a higher level of assets under construction.

Taxes

•	The nominal Norwegian corporate income tax (“CIT”) rate is 28%. The effective tax rate for the Telenor Group for the fiscal year 2005, is estimated to be 30% of profit before taxes and minority interests. The estimated effective tax rate is higher than the Norwegian nominal CIT rate of 28% primarily due to taxes related to companies outside Norway, including the effect of recording deferred taxes on retained earnings in certain companies.

•	The actual effective tax rate for 2005 may deviate from the estimated rate.

Balance sheet and cash flow

•	Total assets as of 31 March 2005 increased by NOK 5.3 billion compared to 31 December 2004. The implementation of IAS 39 for financial instruments contributed approximately NOK 2.5 billion to the increase. See a separate part of this report for a further description of the implementation of IFRS. Net income and currency effects also contributed to the increase.

•	Increased book value of total fixed assets was primarily due to capital expenditure in the quarter, the implementation of IAS 39, currency effects and results from associated companies, partially offset by amortization and depreciation of intangible and tangible fixed assets and reduced deferred tax assets.

•	Increased current assets was primarily due to the implementation of IAS 39 and an increase of liquid assets. The increase was partially offset by a reduction of shares due to the sale of the shares in Intelsat Ltd. and Q-Free ASA, and a reduction in prepaid expenses and accrued revenues.

•	Gross interest-bearing liabilities increased in the quarter due to currency effects and the implementation of IAS 39. The increase was partially offset by the repayment of interest-bearing liabilities by NOK 0.7 billion in the quarter.

•	Net interest-bearing liabilities decreased by NOK 3.3 billion in the quarter to NOK 15.9 billion as of 31 March 2005. The decrease was primarily due to net cash flow from operating activities exceeding the payment for investing activities. In accordance with the contractual agreements, the reported capital expenditure of NOK 1 billion for the mobile network in Pakistan was not paid in the quarter. Further, NOK 0.8 billion was received from the sale of shares.

•	During the first quarter of 2005, Telenor purchased own shares in the market for NOK 329 million. If the Annual General Meeting of Telenor’s shareholders in May 2005 approves to redeem shares owned by the Kingdom of Norway corresponding to Telenor’s repurchase of own shares in the market in the second and the third quarter of 2004 and first quarter of 2005, in such a way that the Kingdom of Norway’s ownership interest remains unchanged, shareholders equity will be reduced by an additional NOK 1.2 billion at the time of the Annual General Meeting.

DISPUTES

The liquidators of Enitel AS initiated in December 2003 legal proceedings against Telenor. The District Court judged in favour of Telenor, and in April 2005 the liquidators of Enitel AS and Telenor entered into an out of court settlement, which resulted in a positive effect on Telenor’s net income for the first quarter of 2005.

You should read Telenor’s annual report on Form 20-F for more information about legal disputes.

US GAAP

Telenor had a net income in accordance with General Accepted Accounting Principles in the United States (US GAAP) of NOK 1,625 million in the first quarter of 2005 compared to net income in accordance with IFRS of NOK 1,710 million.

OUTLOOK FOR 2005

•	In general, Telenor maintains its outlook for 2005 as presented in Telenor’s report for the fourth quarter of 2004.

•	A continued high growth in revenue and EBITDA is expected for the total mobile operations in 2005.

•	In Fixed – Norway, revenue and EBITDA is expected to decrease. The strong growth in the number of ADSL subscriptions is expected to continue. The related expected increased revenue from ADSL, in addition to expected increased revenues from wholesale, is not expected to fully offset decreased revenues from PSTN/ISDN.

•	Further cost reductions, in particular within Fixed, will be implemented.

•	In Broadcast and other units, we expect EBITDA to improve in 2005 compared to 2004.

•	High capital expenditure is expected for 2005, in which capital expenditure in proportion to revenues is expected to be in line with or slightly exceed 2004 levels.

•	A continuously increasing share of Telenor’s revenues and profits come from operations outside Norway. Currency fluctuations will to an increasing extent influence the reported figures in Norwegian Krone. Political risk, including regulatory conditions, might also influence the profits.

•	Telenor expects that profits, adjusted for special items, overall will grow in 2005 compared to 2004.

The accounts submitted with the report have not been audited. This report contains statements regarding the future in connection with Telenor’s growth initiatives, profit figures, outlook, strategies and objectives. In particular, the section “Outlook for 2005” contains forward-looking statements regarding the group’s expectations. All statements regarding the future are subject to inherent risks and uncertainties, and many factors can lead to actual profits and developments deviating substantially from what has been expressed or implied in such statements. These factors include the risk factors relating to Telenor’s activities described in Telenor’s Annual Report 2004 on Form 20-F filed with the Securities and Exchange Commission in the USA under the headings “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” (available at www.telenor.com/ir/).

Oslo, 26 April 2005
The Board of Directors of Telenor ASA.

Profit and loss statement
Telenor Group

	1st quarter		Year
(NOK in millions except net income per share)	2005	2004	2004

Revenues	15,270	14,245	60,701
Costs of materials and traffic charges	3,996	3,625	16,050
Own work capitalized	(122)	(124)	(557)
Salaries and personnel costs	2,536	2,514	9,970
Other operating expenses	3,775	3,162	13,871
Other income and expenses	(21)	20	410
Depreciation and amortization	2,704	2,508	10,637
Write-downs	(23)	3	3,531

Operating profit	2,425	2,537	6,789

Associated companies	239	225	986
Net financial items	151	2,271	1,521
Profit before taxes and minority interests	2,815	5,033	9,296

Taxes	(845)	(1,610)	(2,299)
Profit before minority interests	1,970	3,423	6,997

Minority interests	(260)	(292)	(1,320)
Net income	1,710	3,131	5,677

Net income per share in NOK (basic), excluding treasury shares	0.99	1.77	3.25
Net income per share in NOK (diluted), excluding treasury shares	0.99	1.77	3.24

US GAAP
Net income	1,625	2,991	5,639
Net income per share in NOK (basic), excluding treasury shares	0.94	1.69	3.22
Net income per share in NOK (diluted), excluding treasury shares	0.94	1.69	3.22

BALANCE SHEET
Telenor Group

(NOK in millions)	31.03.2005	31.03.2004	31.12.2004

Deferred tax assets	2,893	3,110	3,520
Goodwill	13,378	16,080	13,355
Intangible assets	10,809	9,223	11,076
Tangible assets	38,952	37,811	37,543
Associated companies	6,980	6,716	6,602
Other financial assets	2,501	2,553	1,250

Total fixed assets	75,513	75,493	73,346

Accounts receivable	6,078	6,181	6,104
Other current assets	7,050	5,986	6,713
Liquid assets	8,187	8,858	5,398

Total current assets	21,315	21,025	18,215

Total assets	96,828	96,518	91,561

Minority interests	4,289	3,757	3,946
Shareholders equity	41,212	41,375	39,693

Total equity and minority interests	45,501	45,132	43,639

Pension obligations	2,458	2,338	2,313
Deferred tax liabilities	2,132	1,814	2,292
Other provisions	865	886	891

Provisions	5,455	5,038	5,496

Long-term interest-bearing liabilities	21,492	26,790	20,602
Long-term non-interest-bearing liabilities	572	753	573

Total long-term liabilities	22,064	27,543	21,175

Short-term interest-bearing liabilities	3,681	1,365	3,991
Accounts payable	4900	3537	3,806
Short-term non-interest-bearing liabilities	15,227	13,903	13,454

Total short-term liabilities	23,808	18,805	21,251

Total equity and liabilities	96,828	96,518	91,561

USGAAP
Shareholders equity	43,930	43,270	42,430

Consolidated statement of changes in equity

	Attributable to equity holders of the parent

				Cumulative
	Total paid	Other	Retained	translation		Minority
(NOK in millions)	capital	reserves	earnings	differences	Total	interest	Total equity

Balance as of 1 January 2004 - Restated according to IFRS	29,311	(732)	9,071	—	37,650	3,420	41,070
Translation differences	—	—	—	(768)	(768)	(419)	(1,187)
Business combinations and increased ownership interests in subsidiaries	—	618	—	—	618	—	618
Equity adjustments in associated companies	—	62	—	—	62	—	62
Tax on items taken directly to or transferred from equity	—	—	—	163	163	—	163
Net income recognised directly in equity	—	680	—	(605)	75	(419)	(344)

Profit for the year 2004	—	—	5,677	—	5,677	1,320	6,997
Total recognised income and expense for the period	—	680	5,677	(605)	5,752	901	6,653

Dividends	—	—	(1,764)	—	(1,764)	(373)	(2,137)
Share buy back	(2,020)	—	—	—	(2,020)	—	(2,020)
Sale of shares, share issue, and share options to employees	59	16	—	—	75	3	78
Transactions with shareholders in subsidiaries	—	—	—	—	—	(5)	(5)
Equity as of 31 December 2004	27,350	(36)	12,984	(605)	39,693	3,946	43,639

Total Changes in accounting policy (IAS 39)	—	366	(208)	—	158	8	166
Adjusted equity as of 1 January 2005	27,350	330	12,776	(605)	39,851	3,954	43,805

Translation differences	—	—	—	197	197	106	303
Available-for-sale investments:	—	—	—	—	—	—	—
Valuation gains/(losses) taken to equity	—	17	—	—	17	—	17
Transferred to profit or loss on sale	—	(342)	—	—	(342)	(8)	(350)
Cash flow hedges:	—	—	—	—	—	—	—
Transferred to profit or loss for the period	—	(13)	—	—	(13)	—	(13)
Tax on items taken directly to or transferred from equity	—	97	—	—	97	—	97
Net income recognised directly in equity	—	(241)	—	197	(44)	98	54

Profit for the period	—	—	1,710	—	1,710	260	1,970
Total recognised income and expense for the period	27,350	89	14,486	(408)	41,517	4,312	45,829

Dividends	—	—	—	—	—	(25)	(25)
Share buy back	(329)	—	—	—	(329)	—	(329)
Sale of shares, share issue, and share options to employees	22	2	—	—	24	1	25
Transactions with shareholders in subsidiaries	—	—	—	—	—	1	1
Balance as of 31 March 2005	27,043	91	14,486	(408)	41,212	4,289	45,501

	Attributable to equity holders of the parent

				Cumulative
	Total paid	Other	Retained	translation		Minority
(NOK in millions)	capital	reserves	earnings	differences	Total	interest	Total equity

Balance as of 1 January 2004 - Restated according to IFRS	29,311	(732)	9,071	—	37,650	3,420	41,070
Translation differences	—	—	—	567	567	86	653
Business combinations and increased ownership interests in subsidiaries	—	622	—	—	622	—	622
Net income recognised directly in equity	—	622	—	567	1,189	86	1,275

Profit for the period	—	—	3,131	—	3,131	292	3,423
Total recognised income and expense for the period	—	622	3,131	567	4,320	378	4,698

Share buy back	(620)	—	—	—	(620)	—	(620)
Sale of shares, share issue, and share options to employees	21	4	—	—	25	—	25
Transactions with shareholders in subsidiaries	—	—	—	—	—	(41)	(41)
Balance as of 31 March 2004	28,712	(106)	12,202	567	41,375	3,757	45,132

CASH FLOW STATEMENT
Telenor group

	1st quarter		Year
(NOK in millions)	2005	2004	2004

Profit before taxes and minority interests	2,815	5,033	9,296
Taxes paid	(231)	(168)	(1,516)
Net (gains) losses including write-downs of financial items	(440)	(2,618)	(3,161)
Depreciation, amortization and write-downs	2,681	2,511	14,168
Associated companies	(239)	(225)	(986)
Difference between expensed and paid pensions	169	113	267
Currency (gains) losses not relating to operating activities	25	35	57
Change in other accruals	427	(246)	866
Net cash flow from operating activities	5,207	4,435	18,991

Payments on purchase of tangible and intangible assets	(2,271)	(1,551)	(11,613)
Payments on purchase of subsidiaries and associated companies, net of cash received	(3)	(4,424)	(6,281)
Proceeds from sale of tangible and intangible assets and businesses, net of cash payed	59	211	1,112
Proceeds from sale of and payments for other investments	768	3,077	3,751
Net cash flow from investment activities	(1,447)	(2,687)	(13,031)

Proceeds from and payments of interest-bearing liabilities	(686)	(277)	(4,311)
Issuance of shares and repayment of equity	22	7	33
Share buy back	(329)	(620)	(2,020)
Dividends paid to minority interests	(25)	—	(193)
Dividends paid to Telenor’s shareholders	—	—	(1,764)

Net cash flow from financing activities	(1,018)	(890)	(8,255)

Effect on cash and cash equivalents of changes in foreign exchange rates	47	75	(268)
Net change in cash and cash equivalents	2,789	933	(2,563)

Cash and cash equivalents at the beginning of the period	5,081	7,644	7,644
Cash and cash equivalents at the end of the period	7,870	8,577	5,081

ANALYTICAL INFORMATION

	2003			2004			2005
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q4

Revenues (NOK in millions)	12,606	13,223	13,491	13,801	14,245	15,226	15,608	15,622	15,270
EBITDA (NOK in millions)	5,016	5,681	5,605	4,519	5,048	5,699	5,654	4,556	5,106
Operating profit (loss) (NOK in millions)	1,475	1,612	2,300	2,173	2,537	2,990	2,895	(1,633)	2,425
Profit (loss) before taxes and minority interests (NOK in millions)	1,047	2,490	2,005	1,884	5,033	2,983	2,988	(1,708)	2,815
Equity ratio including minority interests (%)	42.6	45.5	48.0	47.0	46.8	46.3	48.8	47.7	47.0
Net interest-bearing liabilities (NOK in millions)	26,139	25,317	21,584	17,817	19,297	21,973	20,596	19,195	15,933
Net interest-bearing liabilities/EBITDA excluding gains and losses last 12 months	1.8	1.6	1.3	1.0	1.0	1.1	1.0	0.9	0.8
Capex (NOK in millions)	1,230	1,314	1,460	2,450	1,471	4,012	3,140	4,122	3,360
Investments in businesses (NOK in millions)	23	268	9	263	3,749	294	644	1,122	50
No. of man-years	21,200	21,150	20,300	19,450	20,600	20,200	20,700	20,900	21,900
- of which abroad	8,700	8,700	8,100	7,450	8,650	8,750	9,450	9,500	10,600

MOBILE OPERATIONS
Telenor Mobil - Norway
No. of mobile subscriptions (NMT + GSM) (in thousands)	2,342	2,330	2,364	2,364	2,378	2,451	2,562	2,645	2,635
No. of GSM subscriptions (in thousands)	2,294	2,285	2,324	2,327	2,346	2,422	2,536	2,623	2,635
- of which prepaid (in thousands)	1,093	1,091	1,120	1,099	1,091	1,118	1,178	1,228	1,218
Average traffic minutes per subscription per month (AMPU) in the quarter	168	179	182	176	179	187	187	182	175
Average revenue per subscription per month (ARPU) in the quarter	317	330	335	310	315	332	328	318	297
- of which contract	459	476	489	452	464	491	499	491	453
- of which prepaid	158	166	167	155	147	146	129	119	117
No. of SMS/MMS and content messages (in millions)	566	594	619	630	611	656	726	792	818
Sonofon - Denmark
No. of mobile subscriptions (in thousands)	—	—	—	—	987	1,203	1,253	1,275	1,232
- of which prepaid (in thousands)	—	—	—	—	250	451	485	462	413
Average traffic minutes per subscription per month (AMPU) in the quarter	—	—	—	—	147	157	139	151	153
Average revenue per subscription per month (ARPU) in the quarter	—	—	—	—	250	233	219	207	217
- of which contract	—	—	—	—	287	291	281	267	267
- of which prepaid	—	—	—	—	135	111	120	111	126
No. of SMS/MMS and content messages (in millions)	—	—	—	—	479	545	588	687	722
Telenor Mobile Sweden
No. of mobile subscriptions (in thousands)	52	59	65	81	84	92	96	105	107
- of which prepaid (in thousands)	26	23	28	44	48	55	56	57	56
Average traffic minutes per subscription per month (AMPU) in the quarter	28	38	49	69	73	96	104	108	113
Average revenue per subscription per month (ARPU) in the quarter	120	155	172	175	169	181	182	169	164
- of which contract	195	239	252	248	252	262	265	241	215
- of which prepaid	45	49	56	103	106	122	125	117	121
Pannon - Hungary
No. of mobile subscriptions (in thousands)	2,514	2,514	2,564	2,618	2,596	2,588	2,595	2,770	2,792
- of which prepaid (in thousands)	1,989	1,981	2,019	2,023	1,977	1,935	1,886	1,991	1,955
Average traffic minutes per subscription per month (AMPU) in the quarter	104	110	113	116	111	121	127	131	125
Average revenue per subscription per month (ARPU) in the quarter	151	161	165	170	165	170	184	171	157
- of which contract	388	414	416	412	399	389	400	356	327
- of which prepaid	86	92	97	99	92	96	103	96	84
DiGi.Com - Malaysia
No. of mobile subscriptions (100% in thousands)	1,802	1,944	2,053	2,205	2,413	2,583	2,804	3,239	3,461
- of which prepaid (100% in thousands)	1,709	1,850	1,953	2,101	2,301	2,453	2,653	3,067	3,259
Average traffic minutes per subscription per month (AMPU) in the quarter	174	173	177	175	167	164	170	165	163
Average revenue per subscription per month (ARPU) in the quarter	121	110	115	115	113	107	110	98	92
- of which contract	294	309	326	318	312	312	297	238	233
- of which prepaid	111	99	105	105	104	97	100	90	84
Kyivstar - Ukraine
No. of mobile subscriptions (100% in thousands)	2,012	2,205	2,512	3,037	3,221	3,610	4,856	6,252	7,662
- of which prepaid (100% in thousands)	1,614	1,768	2,037	2,503	2,675	3,031	4,211	5,532	6,892
Average traffic minutes per subscription per month (AMPU) in the quarter	42	51	57	72	68	74	95	95	91
Average revenue per subscription per month (ARPU) in the quarter	77	87	98	93	84	93	95	68	53
- of which contract	168	176	203	200	191	213	223	184	165
- of which prepaid	55	65	73	70	62	69	72	52	40
GrameenPhone - Bangladesh
No. of mobile subscriptions (100% in thousands)	835	928	1,047	1,141	1,520	1,795	2,024	2,388	2,928
- of which prepaid (100% in thousands)	631	725	820	899	1,258	1,501	1,730	2,092	2,625
Average traffic minutes per subscription per month (AMPU) in the quarter	221	225	233	230	239	246	249	241	237
Average revenue per subscription per month (ARPU) in the quarter	133	132	141	128	120	106	103	87	81
- of which contract	274	282	332	319	331	287	302	257	288
- of which prepaid	86	87	88	76	71	69	67	60	36
Telenor Pakistan
No. of mobile subscriptions (in thousands)	—	—	—	—	—	—	—	—	344
ProMonte GSM - Montenegro
No. of mobile subscriptions (in thousands)	—	—	—	—	—	—	340	279	279
- of which prepaid (in thousands)	—	—	—	—	—	—	297	234	235
Average traffic minutes per subscription per month (AMPU) in the quarter	—	—	—	—	—	—	113	87	91
Average revenue per subscription per month (ARPU) in the quarter	—	—	—	—	—	—	139	107	115
- of which contract	—	—	—	—	—	—	309	284	288
- of which prepaid	—	—	—	—	—	—	111	79	82
Associated companies
No. of mobile subscriptions (100% in thousands)	17,158	15,105	17,035	19,478	21,028	24,594	28,662	33,763	38,645

FIXED - Norway
Retail market
No. of PSTN subscriptions (in thousands)	1,449	1,427	1,381	1,308	1,248	1,219	1,196	1,182	1,165
No. of ISDN subscriptions (lines in thousands)	1,816	1,800	1,755	1,682	1,600	1,548	1,498	1,449	1,394
PSTN/ISDN generated traffic (mill. minutes)	4,268	3,876	3,454	3,787	3,725	3,279	2,851	3,171	2,848
Market share of PSTN/ISDN generated traffic (%)	68	68	68	68	67	68	67	67	67
No. of Online subscriptions residential market (in thousands)	315	304	301	294	286	276	263	241	215
No. of ADSL subscriptions residential market (in thousands)	114	124	139	163	191	214	245	286	339
No. of ADSL subscriptions business market Norway (in thousands)	7	10	11	14	17	21	25	40	46
Wholesale market
No. of PSTN subscriptions (in thousands)	11	12	42	104	151	170	180	188	192
No. of ISDN subscriptions (lines in thousands)	14	17	52	126	188	215	234	250	256
No. of ADSL subscriptions (in thousands)	21	31	41	56	76	86	90	91	96
No. of LLUB (in thousands)	53	59	68	80	96	108	123	145	172

BROADCAST
No. of television subscribers in the Nordic region
- Subscribers with satellite dish (in thousands)	713	708	726	763	778	782	800	824	851
- Cable TV subscribers (in thousands)	575	590	594	604	605	611	614	624	616
- Households in small antenna TV-networks (in thousands)	1,130	1,049	1,100	1,098	1,132	1,161	1,190	1,212	1,197
	24	26	28	31	34	35	38	44	48

THE OPERATIONS FIRST QUARTER

													Profit (loss)
													before taxes
	Total						Operating profit		Associated		Net financial		and minority
	revenues		of which external		EBITDA		(loss)		companies		items		interests
(NOK in millions)	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004

Telenor Mobil — Norway	2,838	2,804	2,560	2,493	1,001	1,002	790	763	1	1	18	12	809	776
Sonofon — Denmark	1,193	670	1,173	666	253	167	(100)	(22)	—	—	(42)	(25)	(142)	(47)
Kyivstar — Ukraine	1,163	825	1,162	825	632	505	401	380	—	—	(95)	(35)	306	345
Pannon GSM — Hungary	1,415	1,401	1,413	1,400	517	556	201	225	—	—	19	(3)	220	222
DiGi.Com — Malaysia	1,034	936	1,033	935	451	426	193	197	—	—	(28)	(28)	165	169
GrameenPhone — Bangladesh	640	489	640	489	329	283	252	249	—	—	(7)	5	245	254
Other mobile operations	168	46	140	32	(88)	(25)	(145)	(33)	259	224	14	(7)	128	184
Fixed	4,571	4,923	4,110	4,491	1,408	1,632	647	678	10	18	(108)	(171)	549	525
Broadcast	1,390	1,306	1,362	1,271	380	349	236	162	12	18	303	(138)	551	42
Other activities	2,467	2,370	1,679	1,636	242	181	(8)	(54)	(43)	(33)	119	2,907	68	2,820
Eliminations	(1,609)	(1,525)	(2)	7	(19)	(28)	(42)	(8)	—	(3)	(42)	(246)	(84)	(257)

Total	15,270	14,245	15,270	14,245	5,106	5,048	2,425	2,537	239	225	151	2,271	2,815	5,033

DEFINITIONS

From the first quarter of 2005 the definition of some key figures for the mobile operations has been revised to be more in line with the general practises in the mobile business. The revenue specifications and definitions have been revised accordingly. The objective behind these changes is to give a more transparent presentation of the financial figures and related key figures.

In addition, from the first quarter of 2005, the revenue specification in Fixed – Norway have been revised in order to give a clearer presentation.

The comparable figures for 2004 have been revised accordingly, for mobile operations also for 2003. Please see the current definitions below.

MOBILE OPERATIONS

Revenues
Subscription and traffic

– consist of subscription and connection fees, revenues from voice outgoing airtime, non-voice traffic, outbound roaming and other mobile service revenues. Subscription and traffic includes only revenues from the company’s own subscriptions.

Interconnection revenues

– consist of revenues from incoming traffic. Revenues from incoming traffic related to service provider subscriptions are not included.

Other mobile revenues

– consist of inbound roaming, national roaming and revenues related to service providers and MVNOs (Mobile Virtual Network Operators).

Non-mobile revenues

– consist of revenues from customer equipment and businesses that are not directly related to mobile operations.

Key Figures
Subscriptions

Contract subscriptions are counted until the subscription is terminated. Prepaid subscriptions are counted as active if there has been outgoing or incoming traffic or if the SIM-card has been reloaded during the last three months.

Service provider and MVNO subscriptions are not included.

Data only SIM-cards are included, but SIM-cards used for telemetric applications are excluded. Telemetric is defined as machine-to-machine SIM-cards (M2M), for example, vending machines and meter readings. Data only SIM-cards are included, but SIM-cards used for telemetric applications are excluded. Telemetric is defined as machine-to-machine SIM-cards (M2M), for example, vending machines and meter readings.

Average traffic minutes per subscription per month (AMPU)

Traffic minutes per subscription per month are calculated based on total outgoing and incoming rated minutes from the company’s own subscriptions. This includes zero rated minutes and outgoing minutes from own subscriptions while roaming. Outgoing and incoming minutes related to inbound roaming, national roaming, service providers and MVNOs are not included.

Average revenue per subscription per month (ARPU)

ARPU is calculated based on mobile revenues from the company’s own subscriptions, divided by the average number of subscriptions for the relevant period.

“Mobile revenues company’s subscriptions” consist of “Subscription and traffic” and “Interconnection revenues” and do not include revenues from inbound roaming, national roaming, service providers, MVNOs, sale of customer equipment and incoming traffic related to service provider subscriptions.

SMS/MMS and content messages

The number of messages is based on outgoing and incoming messages from the company’s own subscriptions. Included are rated and free messages related to SMS, MMS and content domestically and when roaming. Outgoing and incoming messages related to inbound roaming, national roaming, service providers and MVNOs are not included.

FIXED – NORWAY

Revenues
Telephony (PSTN/ISDN)

– consist of subscription and connection fee, traffic (fixed-fixed, to mobile network, to other countries, VAS, other) and IP.

ADSL/Internet

– consist of subscription fee for ADSL and Internet and traffic charges for Internet traffic (810/815).

Data services

– consist of Nordicom, Frame relay and IP-VPN.

Other revenues

– consist of leased lines, managed services and other retail products.

Wholesale revenues

– consist of sale to service providers of telephony (PSTN/ISDN) and ADSL, national and international interconnect, transit traffic, leased lines and other wholesale and service provider revenues.

IMPLEMENTATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

Regulations of the European Union (EU) require that publicly listed companies within the EU prepare their consolidated financial statements in accordance with “International Financial Reporting Standards” (IFRS) by 2005. Due to the European Economic Area (EEA) agreement, Norwegian listed companies will also be required to follow IFRS. Telenor’s first IFRS financial statements will be for the year ending 31 December 2005 and will include the comparative period for 2004. Starting in the first quarter of 2005, Telenor will provide unaudited financial information in accordance with IFRS including comparable figures for 2004.

Telenor has made an evaluation of the differences between Telenor’s accounting principles according to Norwegian Generally Accepted Accounting Principles (N GAAP) and IFRS principles based on management’s current understanding of these standards. There is inherent uncertainty around the interpretation and implementation of IFRS. Accordingly, new pronouncements and interpretations may be issued during 2005 which could affect the final IFRS figures for 2004 and the interim figures for 2005. Consequently, changes in the company’s understanding of IFRS may result in revisions or other differences than those identified below. The figures are not audited. Audited figures will be reported in the financial statements for the year ended 31 December 2005.

The accounting principles according to N GAAP are found in the annual report for 2004. The main changes in accounting principles when preparing Telenor’s financial statements according to IFRS are found below.

Transitional effects for Telenor

In general, IFRS 1 “First-Time Adoption of International Financial Reporting Standards” provides that accounting policies applied in the comparative period of 2004 must be consistent with IFRS standards effective at the reporting date for its first IFRS financial statements, which is 31 December 2005 for Telenor. However, there are certain voluntary and mandatory exemptions in IFRS 1 of which the most important to Telenor are:

a)	Business combinations: Business combinations prior to 1 January 2004 will not be restated in accordance with IFRS and the basis as determined for N GAAP will be carried forward. Telenor follow IFRS for business combinations subsequent to 1 January 2004. On 12 February 2004, the remaining 46.5% shares of the associated company, Sonofon, were acquired increasing Telenor’s ownership interest to 100%. The purchase is restated and the assets and liabilities assumed are recognized at fair value as of 12 February 2004 (the date of consolidation) according to IFRS. For N GAAP, only 46.5% of the fair values were recognized at the date of consolidation and the carrying values for the original investment in Sonofon were carried forward. The purchase price allocation according to IFRS increased net excess values and therefore increased the group’s equity at the time of consolidation compared with N GAAP. Due to a different depreciation and amortization profile of the identified assets under IFRS, the depreciation and amortization expense is reduced. At year-end 2004, an impairment was necessary for Sonofon and the resulting write-down of goodwill according to IFRS was higher than that according to N GAAP due to a higher equity value according to IFRS.

b)	Employee benefits: Telenor has elected to recognize all cumulative actuarial gains and losses on pension obligations at the date of transition to IFRS. This decreased Telenor’s equity as of 1 January 2004, and decreased pensions expenses for 2004 compared to N GAAP. Telenor use the corridor approach for actuarial gains and losses subsequent to 1 January 2004 under IFRS. The cumulative actuarial losses as of 1 January 2004 for IFRS was higher than those according to N GAAP. This is primarily due to the use of a lower discount rate for IFRS which increased the pension obligations and due to the calculation of social security tax on the actuarial gains and losses according to IFRS.

c)	Share-based payments: The fair value of share-based compensation at the grant date is expensed over the vesting period according to IFRS. Telenor uses a Black & Scholes valuation model to calculate the fair value. According to the transitional rules only options granted subsequent to 7 November 2002 that had not vested as of 1 January 2005 are included. In accordance with N GAAP, no expense was recognized for stock options.

d)	Cumulative translation differences that existed at the date of transition to IFRS for all foreign operations and the corresponding translation differences on financial instruments used to hedge such investments are deemed to be zero at the date of transition to IFRS, and are kept permanently in equity. As a consequence, the gain or loss on a subsequent disposal of an entity reported in currency other than Norwegian Krone shall exclude translation differences that arose before the date of transition to IFRS. This had no effect on the total equity as of 1 January 2004, but has a positive effect on the gains on sale in 2004 according to IFRS compared to N GAAP. Telenor’s cumulative translation differences as of 1 January 2004 were NOK 2 billion in accordance with N GAAP.

Reconciliation of net income and shareholders’ equity for the Telenor Group from N GAAP to IFRS
The tables below show the estimated effects on net income and equity of implementing IFRS as from 1 January 2004. Comments to the various effects on net income and equity are provided below the tables.

CONSOLIDATED STATEMENT OF PROFIT AND LOSS

As of 31 March 2004		N GAAP		IFRS
(NOK in millions except per share amounts)	Note	Reported	Reclassifications	Adjustments	Adjusted

Revenues	1a), 1b )	14,276	—	(31)	14,245
Gains on disposal of fixed assets and operations	2)	8	(8)	—	—
Total revenues		14,284	(8)	(31)	14,245

Operating expenses
Costs of materials and traffic charges	1b )	3,652	—	(27)	3,625
Own work capitalized		(124)	—	—	(124)
Salaries and personnel costs	1b), 3), 4)	2,528	—	(14)	2,514
Other operating expenses	1b), 2), 5)	3,210	(25)	(23)	3,162
Losses on disposal of fixed assets and operations	2)	2	(2)	—	—
Other income and expenses	2), 10)	—	19	1	20
Amortization of goodwill	7)	213	—	(213)	—
Depreciation and amortization – other	5), 6)	2,518	—	(10)	2,508
Write-downs	8)	3	—	—	3
Total operating expenses		12,002	(8)	(286)	11,708

Operating profit (loss)		2,282	—	255	2,537

Associated companies	9)	133	—	92	225
Financial income and expenses
Financial income		108	—	(3)	105
Financial expenses	5)	(409)	—	(6)	(415)
Net currency loss		(31)	—	—	(31)
Net gain (loss) and write-downs of financial items	10)	2,591	—	21	2,612
Net financial items		2,259	—	12	2,271

Profit (loss) before taxes and minority interests		4,674	—	359	5,033

Taxes	11)	(1,589)	—	(21)	(1,610)
Profit (loss) before minority interests		3,085	—	338	3,423

Minority interests	13)	(284)	—	(8)	(292)
Net income		2,801	—	330	3,131

Net income (loss) per share in NOK (basic), excluding treasury shares		1.58	—	0.19	1.77
Net income (loss) per share in NOK (diluted), excluding treasury shares		1.58	—	0.19	1.77

As of 30 June 2004		N GAAP		IFRS
(NOK in millions except per share amounts)	Note	Reported	Reclassifications	Adjustments	Adjusted

Revenues	1a), 1b )	29,534	—	(63)	29,471
Gains on disposal of fixed assets and operations	2)	374	(374)	—	—
Total revenues		29,908	(374)	(63)	29,471

Operating expenses
Costs of materials and traffic charges	1b )	7,633	—	(51)	7,582
Own work capitalized		(288)	—	—	(288)
Salaries and personnel costs	1b), 3), 4)	5,047	—	(27)	5,020
Other operating expenses	1b), 2), 5)	6,790	(189)	(41)	6,560
Losses on disposal of fixed assets and operations	2)	29	(29)	—	—
Other income and expenses	2), 10)	—	(156)	7	(149)
Amortization of goodwill	7)	458	—	(458)	—
Depreciation and amortization – other	5), 6)	5,214	—	1	5,215
Write-downs	8)	4	—	—	4
Total operating expenses		24,887	(374)	(569)	23,944

Operating profit (loss)		5,021	—	506	5,527

Associated companies	9)	344	—	171	515
Financial income and expenses
Financial income		224	—	(5)	219
Financial expenses	5)	(823)	—	(13)	(836)
Net currency loss		(39)	—	—	(39)
Net gain (loss) and write-downs of financial items	10)	2,609	—	21	2,630
Net financial items		1,971	—	3	1,974

Profit (loss) before taxes and minority interests		7,336	—	680	8,016

Taxes	11)	(2,494)	—	(27)	(2,521)
Profit (loss) before minority interests		4,842	—	653	5,495

Minority interests	13)	(631)	—	(24)	(655)
Net income		4,211	—	629	4,840

Net income (loss) per share in NOK (basic), excluding treasury shares		2.38	—	0.36	2.74
Net income (loss) per share in NOK (diluted), excluding treasury shares		2.38	—	0.36	2.74

As of 30 September 2004		N GAAP	IFRS
(NOK in millions except per share amounts)	Note	Reported	Reclassifications	Adjustments	Adjusted

Revenues	1a), 1b )	45,144	—	(65)	45,079
Gains on disposal of fixed assets and operations	2)	445	(445)	—	—
Total revenues		45,589	(445)	(65)	45,079

Operating expenses
Costs of materials and traffic charges	1b )	11,780	—	(29)	11,751
Own work capitalized		(391)	—	—	(391)
Salaries and personnel costs	1b), 3), 4)	7,271	—	(39)	7,232
Other operating expenses	1b), 2), 5)	10,546	(230)	(98)	10,218
Losses on disposal of fixed assets and operations	2)	81	(81)	—	—
Other income and expenses	2), 10)	—	(134)	2	(132)
Amortization of goodwill	7)	705	—	(705)	—
Depreciation and amortization – other	5), 6)	7,930	—	4	7,934
Write-downs	8)	46	—	(1)	45
Total operating expenses		37,968	(445)	(866)	36,657

Operating profit (loss)		7,621	—	801	8,422

Associated companies	9)	636	—	210	846
Financial income and expenses
Financial income		343	—	(8)	335
Financial expenses	5)	(1,204)	—	(20)	(1,224)
Net currency loss		(27)	—	—	(27)
Net gain (loss) and write-downs of financial items	10)	2,631	—	21	2,652
Net financial items		1,743	—	(7)	1,736

Profit (loss) before taxes and minority interests		10,000	—	1,004	11,004

Taxes	11)	(3,400)	—	(47)	(3,447)
Profit (loss) before minority interests		6,600	—	957	7,557

Minority interests	13)	(990)	—	(44)	(1,034)
Net income		5,610	—	913	6,523

Net income (loss) per share in NOK (basic), excluding treasury shares		3.20	—	0.52	3.72
Net income (loss) per share in NOK (diluted), excluding treasury shares		3.20	—	0.52	3.72

As of 31 December 2004		N GAAP	IFRS
(NOK in millions except per share amounts)	Note	Reported	Reclassifications	Adjustments	Adjusted

Revenues	1a), 1b )	60,752	—	(51)	60,701
Gains on disposal of fixed assets and operations	2)	550	(550)	—	—
Total revenues		61,302	(550)	(51)	60,701

Operating expenses
Costs of materials and traffic charges	1b )	16,070	—	(20)	16,050
Own work capitalized		(557)	—	—	(557)
Salaries and personnel costs	1b), 3), 4)	10,021	—	(51)	9,970
Other operating expenses	1b), 2), 5)	14,873	(898)	(104)	13,871
Losses on disposal of fixed assets and operations	2)	74	(74)	—	—
Other income and expenses	2), 10)	—	422	(12)	410
Amortization of goodwill	7)	939	—	(939)	—
Depreciation and amortization – other	5), 6)	10,684	—	(47)	10,637
Write-downs	8)	2,596	—	935	3,531
Total operating expenses		54,700	(550)	(238)	53,912

Operating profit (loss)		6,602	—	187	6,789

Associated companies	9)	718	—	268	986
Financial income and expenses
Financial income		496	—	—	496
Financial expenses	5)	(1,534)	—	(27)	(1,561)
Net currency loss		(87)	—	—	(87)
Net gain (loss) and write-downs of financial items	10)	2,651	—	22	2,673
Net financial items		1,526	—	(5)	1,521

Profit (loss) before taxes and minority interests		8,846	—	450	9,296

Taxes	11)	(2,244)	—	(55)	(2,299)
Profit (loss) before minority interests		6,602	—	395	6,997

Minority interests	13)	(1,244)	—	(76)	(1,320)
Net income		5,358	—	319	5,677

Net income (loss) per share in NOK (basic), excluding treasury shares		3.07	—	0.18	3.25
Net income (loss) per share in NOK (diluted), excluding treasury shares		3.06	—	0.18	3.25

Profit and loss 2004		First	Second	Third	Fourth	Year
(NOK in millions)	Note	quarter	quarter	quarter	quarter	2004

Net income (loss) – NGAAP		2,801	1,410	1,399	(252)	5,358

Amortization of goodwill, negative goodwill	7)	213	245	247	234	939
Depreciation and amortization – other	6)	13	(7)	4	53	63
Write-down of goodwill	8)	—	—	—	(935)	(935)
Pensions	3)	24	24	23	24	95
Asset Retirement Obligations	5)	(10)	(11)	(12)	(13)	(46)
Share-based compensation	4)	(4)	(5)	(5)	(5)	(19)
Sale of software	1a )	11	2	23	15	51
Associated companies	9)	92	79	39	58	268
Adjusted gains	10)	20	(6)	5	15	34
Tax on IFRS adjustments	11)	(21)	(6)	(20)	(8)	(55)
Minority interests	13)	(9)	(16)	(20)	(32)	(76)
Total adjustments		330	299	284	(594)	319

Net income (loss) – IFRS		3,131	1,709	1,683	(846)	5,677

Equity
(NOK in millions)	Note	01.01.04	31.03.04	30.06.04	30.09.04	31.12.04

Shareholders equity – NGAAP		37,237	40,083	40,130	41,248	37,594

Amortization of goodwill, negative goodwill	7)	343	556	801	1,048	1,282
Depreciation and amortization – other	6)	—	13	6	10	63
Write-down of goodwill	8)	—	—	—	—	(935)
Business Combinations	8)	—	622	622	786	622
Pensions	3)	(1,825)	(1,801)	(1,777)	(1,754)	(1,730)
Asset Retirement Obligations	5)	(296)	(306)	(317)	(329)	(342)
Share-based compensation	4)	—	—	—	—	—
Sale of software	1a )	(267)	(256)	(254)	(231)	(216)
Associated companies	9)	(139)	(47)	32	71	129
Adjusted gains and translation differences	10)	—	(57)	(49)	(93)	(66)
Tax on IFRS adjustments	11)	595	574	568	548	540
Dividends	12)	1,776	1,776	—	—	2,602
Minority interests	13)	226	218	202	182	150
Total adjustments		413	1,292	(166)	238	2,099

Shareholders equity – IFRS		37,650	41,375	39,964	41,486	39,693

NOTES

1a)	Telenor is a provider of full service application and IT operating systems services. Under N GAAP, revenue from sale of software licenses and software upgrades was recognized upon their delivery. For revenue recognition related to software Telenor applies US GAAP principles (Statement of Position (SOP 97-2)) for IFRS. Revenue from sale of software licenses and software upgrades is deferred and recognized as revenue over the remaining software maintenance period as the customer does not have the right to use the software unless Telenor provides software maintenance. In addition, in conjunction with these contracts, Telenor may develop additional applications that are not essential to the use of the software. Under N GAAP, the fees for the development of the additional software were recognized based on the percentage of completion method of accounting. Under IFRS, these development fees are also deferred and recognized as revenue over the remaining software maintenance period.

This reduced equity as of 1 January 2004, while revenues and profit before taxes and minority interest for 2004 increased.

1b)	Under N GAAP, revenue from telecommunications installation fees and connection fees were recognized in revenue at the time of the sale and all initial related costs were expensed as incurred. Under IFRS, such connection and installation fees that do not represent a separate earnings process are deferred and recognized over the periods that the fees are earned which is the expected period of the customer relationship. Initial related costs to the extent of the deferred revenue are also deferred over the same period.

For IFRS, Telenor applies US GAAP principles (Emerging Issue Task Force (EITF) 00-21) for allocation of the consideration for revenue recognition for arrangements that involve the delivery or performance of multiple products or services. Revenue arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the arrangement meet the following criteria: (1) the delivered item has value to the customer on a standalone basis; (2) there is objective and reliable evidence of the fair value of undelivered items; and (3) delivery of any undelivered item is probable. Arrangement consideration is allocated among the separate units of accounting based on their relative fair values, with the amount allocated to the delivered item being limited to the amount that is not contingent on the delivery of additional items or other specified performance criteria. For Telenor, amounts allocated to the delivered elements are limited to the amount received in cash at the time of sale. Telenor has used the principles in EITF 00-21 for agreements entered into after 1 January 2004. Part of the connection fee has been allocated to sale of equipment and therefore recognized as revenue at the same time the equipment is recognized as revenue.

Telenor has reduced revenues for the year 2004 for deferred connection fees by NOK 102 million. Deferred connection fees and related costs recorded in the balance sheet amounted to NOK 1.5 billion as of 1 January 2004. This has no effect on equity or net income because the related costs are also deferred, limited to the amount of deferred revenues. Costs deferred for the year 2004 include a reduction of materials and traffic costs of NOK 20 million; an increase in salaries and personnel expenses of NOK 24 million; and a reduction of other operating expenses of NOK 106 million.

2)	Gains and losses on disposals of fixed assets and operations, expenses for workforce reductions and loss contracts are reclassified to a separate line item included in operating expenses according to IFRS.

3)	Under IFRS, cumulative unrecognized actuarial losses on pension obligations re recorded to equity as of 1 January 2004. As a result, the N GAAP amortization of actuarial losses recorded to salaries and personnel expenses is reversed for IFRS.

4)	Share-based compensation increases salary and personnel expenses according to IFRS. This has no effect on equity.

5)	According to IFRS, an asset retirement obligation exists where Telenor has a legal or constructive obligation, whether contractual, by law, or by a promissory estoppel, to settle an asset retirement obligation. Where Telenor is required to settle an asset retirement obligation, Telenor has estimated and capitalized the net present value of the obligations and increased the carrying value of the related long-lived asset, with an amount equal to the depreciated value of the asset retirement obligation. Subsequent to the initial recognition, an accretion expense is recorded relating to the asset retirement obligation, and the capitalized cost is expensed as ordinary depreciation in accordance with the related asset. Under N GAAP, asset retirement obligations were limited to expenses to material known and planned removals within a reasonable timeframe.

The accumulated effects of asset retirement obligations were recorded to equity as of 1 January 2004. Net income is affected by the subsequent depreciation of fixed assets and interest expenses.

6)	Adjustment of the fair value for the acquisition of Sonofon results in lower amortization and depreciation expense related to other intangible assets and tangible fixed assets in 2004 according to IFRS compared with N GAAP, see “(a) business combinations” above.

7)	Goodwill is no longer amortized under IFRS, beginning from 1 January 2004 but is tested for impairment on an annual basis and whenever indicators of impairment arise.

In accordance with the transitional rules in IFRS 1, negative goodwill on Utfors AB was recorded to equity as of 1 January 2004.

8)	Compared with N GAAP, write-downs for the year 2004 increased under IFRS primarily due to a larger write-down of goodwill for Sonofon as of 31 December 2004. The book value of Sonofon was higher than N GAAP because goodwill was not amortized for IFRS in 2004 and due to the restatement of the acquisition as discussed in “(a) business combinations” above.

In addition, in the fourth quarter of 2004, NOK 50 million related to write-downs of goodwill on Utfors AB and Canal Digital Group due to previously not recognized deferred tax assets at acquisition of these companies. The tax assets did not satisfy the criteria for separate recognition when the business combinations were initially accounted for, but parts were realized in 2004. Both in N GAAP and IFRS the realized tax income was recognized in the profit or loss statement. According to IFRS, in addition, the acquirer shall reduce the carrying amount of goodwill and recognize the reduction as an expense. According to N GAAP, the carrying amount of goodwill was reduced and the carrying amount of deferred tax asset was increased, and the subsequent reduction in the carrying amount of deferred tax asset was recorded as a tax expense. However, according to both sets of accounting principles this procedure shall not result in negative goodwill, nor shall it increase negative goodwill previously recognized.

In principle, the adjustment for IFRS compared to N GAAP in the profit and loss statement should be a reclassification between write-down of goodwill and tax expense. However, due to different carrying amount of goodwill according to N GAAP compared to IFRS, the IFRS adjustment resulted in a write-down of goodwill of NOK 50 million for the fourth quarter of 2004, and a tax income of only NOK 25 million.

9)	Telenor’s share of equity of associated companies decreased by NOK 139 million as of 1 January 2004, of which the adjustment for the cumulative unrecognized actuarial losses on pension obligations accounted for NOK 104 million.

According to N GAAP, investments in entities in which Telenor has an ownership that was considered to be temporary in nature were recorded at cost or written down to fair value. Under IFRS, temporary investments in which Telenor have significant influence, normally an ownership of 20% to 50% are accounted for under the equity method. As of 1 January 2004, this decreased equity by NOK 27 million.

The accumulated effect of NOK 8 million for asset retirement obligations in associated companies was recorded to equity according to IFRS as of 1 January 2004.

For the year 2004, the results from associated companies increased by NOK 268 million according to IFRS compared to N GAAP mainly due to the reversal of N GAAP amortization of goodwill of NOK 254 million.

10)	According to IFRS, gains on disposals of operations and financial assets increase compared to N GAAP for 2004, due to the effects of changes in pension obligations and translation differences. Translation differences also affected the IFRS adjustments for 2004.

11)	Tax on IFRS adjustments relate primarily to pensions, asset retirement obligations and the sale of software. In addition, in the fourth quarter of 2004 a tax income of NOK 25 million was recorded for IFRS compared to N GAAP, see 8) above.

12)	Under N GAAP, dividends payable reduced shareholders’ equity for the year in which it related. Under IFRS, dividends payable is recorded as a reduction of shareholders’ equity in the year it is approved.

13)	Minority interests for IFRS adjustments relate primarily to EDB Business Partner ASA.

Reconciliation of shareholders’ equity for the Telenor Group from 31 December 2004 to 1 January 2005 due to the implementation of IAS 39

IAS 39 “Financial Instruments: Recognition and Measurement” was 1 January 2005. Up to and including 31 December 2004, Telenor accounted for Financial Instruments according to N GAAP.

		Shareholders’
(NOK in millions)	Note	equity

Shareholders’ equity 31 December 2004		39,693

Derivative instruments at fair value	14)
– cash flow hedges		13
– derivatives not qualifying as hedges		(289)
Shares held-for-sale at estimated fair value	15)	458
Skatt på endringene		(16)
Minority’s share		(8)
Total adjustments		158

Shareholders’ equity 1 January 2005		39,851

14)	As of 1 January 2005, Telenor records all derivative instruments, as well as interest-bearing liabilities that qualify for hedge accounting, at fair value. As of 1 January 2005, interest rate derivatives used to manage the overall risk of Telenor’s debt portfolio do not qualify for hedge accounting according to IFRS. These derivatives are now being treated as stand-alone financial instruments at fair value and constituted the main part of the implementation effect. Gains or losses from fair value adjustments subsequent to 1 January 2005 will be recorded to the statement of profit and loss.

Up to and including 31 December 2004, Telenor did not recognize changes in fair value of interest-bearing liabilities due to changes in interest rates. Correspondingly, for interest rate derivatives that qualified for hedge accounting, Telenor did not recognize unrealized changes in fair value due to changes in interest rates. From 1 January 2005, interest-bearing liabilities and derivatives designated as hedge objects and hedge instruments, respectively, for fair value hedges are presented gross in the balance sheet. Changes in fair value of both the hedged object (interest-bearing liabilities) and the hedge instrument (interest rate derivatives) are recorded to the statement of profit and loss.

Up to and including 31 December 2004, gains and losses on foreign exchange contracts that were designated as hedges of firm commitments (cash flow hedges) were deferred and recognized in income at the same time as the related transactions, provided that the hedged transaction is eligible for hedge accounting. From 1 January 2005, such contracts are recorded in the balance sheet at fair value with changes in fair value through equity until the hedge transactions are made. The increase in equity by NOK 13 million before taxes as of 1 January 2005 included a gain of NOK 52 million before taxes for the hedge of the sale of Intelsat Ltd., which was completed in the first quarter of 2005.

15)	Up to and including 31 December 2004, shares available-for-sale were valued at the lower of cost and estimated fair value. From 1 January 2005, Telenor record shares available -for-sale at estimated fair value. Changes in the fair values of investments in shares are recorded in a separate component of equity until impaired or sold.

In the first quarter of 2005, Telenor’s shareholdings in Intelsat Ltd and Q-Free ASA were sold, and Telenor realized total gains of NOK 412 million before taxes, including a gain on the hedge instrument. These shareholdings were included in equity as of 1 January 2005 with NOK 402 million before taxes, including a gain of NOK 52 million on the hedge instrument.

For financial instruments, the comparative figures for the profit and loss statements for 2004 are not restated to the principles in IAS 39. Equity as of 31 December 2004 is reconciled to equity as of 1 January 2005. The nature of the main adjustments would have been the same for equity at other points of time in 2004. However, as of 1 January 2004 the fair value adjustments for shares available-for-sale would have been significantly higher, as it would have included the listed companies Cosmote, New Skies and Q Free ASA. Cosmote and New Skies were sold in the first quarter and fourth quarter of 2004, respectively. The fair value adjustments of listed shares as of 1 January 2004 would have been NOK 1,676 million after taxes, of which Cosmote was NOK 1,598 million. The nature of the main adjustments on the profit and loss statement and on the balance sheet items would have been as described above.

Cash flow statement

Telenor presents the cash flow statement with both the direct and indirect method. Telenor has not identified differences between the principles for the cash flow statement according to N GAAP and IFRS. However, since the net income for 2004 is different for IFRS compared to N GAAP, the starting point and items reconciling between net income and net cash flow from operating activities change. Net cash flow from operating activities is the same according to both sets of accounting principles.

Balance sheet

The changes described above impact the balance sheet and its classification and total assets and liabilities increase in accordance with IFRS.

Total assets increased in the IFRS balance sheet for 2004, compared to N GAAP. As of 31 December 2004, the increase was NOK 3.5 billion. The changed allocation of excess values on Sonofon had the most significant effect. Beside this, the increase was primarily due to the implementation effects of: deferred expenses related to deferred connection fees; capitalization of the remaining book value of asset retirement obligations; and deferred tax assets on the implementation effects, primarily on pension liabilities. This was partially offset by the recording of negative goodwill directly to equity as of 1 January 2004. Non-amortization of goodwill according to IFRS increased the book value of goodwill compared to N GAAP, offset by the write-downs that were made in the fourth quarter of 2004.

Equity increased, as shown in the table above.

Provision including deferred tax liabilities, increased as of 31 December 2004, primarily due to recognition of actuarial losses on pensions, asset retirement obligations and increased deferred tax liabilities.

Short term liabilities decreased by NOK 0.9 billion as of 31 December 2004 compared to N GAAP, due to the reversal of the accrual for dividends payable compared to N GAAP, which was partially offset by the deferred connection fees and the deferred revenues from the sale of software.

The balance sheet as of 1 January 2005 was affected by the implementation of IAS 39. In addition to the increased equity as shown above, fair value of derivatives and bonds increased financial assets by NOK 2.0 billion and increased liabilities by NOK 2.3 billion. Net interest-bearing liabilities were not affected. Fair value of shares available-for-sale increased the value of shareholdings by NOK 0.5 billion.